Exhibit 99.1
Notice of our 2011 annual meeting of shareholders
You are invited to our 2011 annual meeting of shareholders

When	Where
Tuesday, May 17, 2011	Cameco Corporation
1:30 p.m.	2121 — 11th Street West
Saskatoon, Saskatchewan
Your vote is important
If you held common shares in Cameco on March 21, 2011, you are entitled to receive notice of and to vote at this meeting.
The attached management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.
By order of the board,
(signed)
Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 5, 2011